Via Facsimile and U.S. Mail
Mail Stop 6010

January 10, 2006

James R. Musick
Chief Operating and Chief Financial Officer
Vitro Diagnostics, Inc.
12635 E. Montview Blvd.
Aurora, CO 80010

Re: **Vitro Diagnostics, Inc.**
        Item 4.01 Form 8-K
        Filed January 10, 2006
        File No. 000-17378

Dear Mr. Musik:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. Please revise the second paragraph of your filing to cover the accountant's report
    for the fiscal years ended October 31, 2004 and 2003. We note that the
    accountant's report for the fiscal year ended October 31, 2005 has not been issued
    yet. Similarly, please revise the second sentence of the second paragraph to
    October 31, 2004.

2. Please revise the third paragraph of your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding resignation, there were any disagreements with the former accountant. Your current disclosure only covers the most recent fiscal year end and the subsequent interim period preceding the resignation.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant